Exhibit 99.1

Scorpio Tankers Announces Updates of its Newbuilding Program and Fleet, and a commitment for a New Loan Facility

MONACO--(Marketwired - November 30, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announces updates of its Newbuilding Program and Fleet, and a commitment for a new loan facility.

Newbuilding Program

The Company’s options to construct an additional four MR product tankers, expiring in December, will not be exercised.  The Company has currently contracted for 12 newbuilding product tankers (eight MR and four LR2 tankers).  The four LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017.

 Fleet

In November 2015, the Company exercised its option to extend the charter of an LR2 that is currently time chartered-in for one year at $22,600 effective February 2016.

The Company currently time charters-in 11 product tankers (two LR2, two LR1, four MR, and three Handymax tankers), and has one LR2 on a bareboat charter, which the Company is scheduled to purchase in April 2016.

In addition, the Company currently owns 79 product tankers (18 LR2, 14 Handymax, and 47 MR tankers) with an average age of 1.2 years

Commitment of New Loan Facility

The Company has received a commitment from a leading international financial institution for a loan facility of up to $36.0 million.  The loan facility will be used to refinance the existing indebtedness on one LR2 product tanker (2015 built), has a final maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (18 LR2, 14 Handymax, and 47 MR tankers) with an average age of 1.2 years and time or bareboat charters-in 12 product tankers (three LR2, two LR1, four MR and three Handymax tankers). The Company has contracted for 12 newbuilding product tankers (eight MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616